UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2018

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

SIGNATURES

Exhibit Index

EX-99.1:	USA: Total announces major deepwater discovery in the Gulf of Mexico (January 31, 2018)

EX-99.2:	Total enters exploration in the prolific Guyana Basin with three exploration licences (February 5, 2018)

EX-99.3:	Qatar Petroleum joins Total as a partner in the Exploration Block 11B/12B in South Africa (February 5, 2018)

EX-99.4:	Total and Mitsui O.S.K. Lines sign a long-term charter contract for a pioneer liquefied natural gas (LNG) bunker vessel (February 6, 2018)

EX-99.5:	Dividend and share buyback over 2018-2020 (February 8, 2018)

EX-99.6:	Fourth quarter and full-year 2017 results (February 8, 2018)

EX-99.7:	Total strengthens its position in the Mediterranean region by entering two exploration blocks offshore Lebanon (February 9, 2018)

EX-99.8:	Disclosure of transactions in own shares (February 15, 2018)

EX-99.9:	U.S.: Total, Borealis and NOVA Chemicals sign definitive agreements to form a joint venture in petrochemicals (February 19, 2018)

EX-99.10:	Disclosure of transactions in own shares (February 22, 2018)

EXHIBIT INDEX

EX-99.1:	USA: Total announces major deepwater discovery in the Gulf of Mexico (January 31, 2018)

EX-99.2:	Total enters exploration in the prolific Guyana Basin with three exploration licences (February 5, 2018)

EX-99.3:	Qatar Petroleum joins Total as a partner in the Exploration Block 11B/12B in South Africa (February 5, 2018)

EX-99.4:	Total and Mitsui O.S.K. Lines sign a long-term charter contract for a pioneer liquefied natural gas (LNG) bunker vessel (February 6, 2018)

EX-99.5:	Dividend and share buyback over 2018-2020 (February 8, 2018)

EX-99.6:	Fourth quarter and full-year 2017 results (February 8, 2018)

EX-99.7:	Total strengthens its position in the Mediterranean region by entering two exploration blocks offshore Lebanon (February 9, 2018)

EX-99.8:	Disclosure of transactions in own shares (February 15, 2018)

EX-99.9:	U.S.: Total, Borealis and NOVA Chemicals sign definitive agreements to form a joint venture in petrochemicals (February 19, 2018)

EX-99.10:	Disclosure of transactions in own shares (February 22, 2018)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: March 1, 2018	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Treasurer